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                      U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549


                                     FORM 12b-25

                            NOTIFICATION OF LATE FILING
                                     (Check One)

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: JUNE 30, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ...............

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: THE NOTIFICATION RELATES TO THE ENTIRE ANNUAL REPORT ON FORM 10-K.

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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant:          PRECEPT BUSINESS SERVICES, INC.


         Former Name if Applicable:        N/A

         1909 WOODALL ROGERS FWY., SUITE 500
               Address of Principal Executive Office (STREET AND NUMBER)

DALLAS, TX 75201
City, State and Zip Code


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 PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [ ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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    The Company has not completed its audit for the fiscal year ended June
30, 2000 due to turnover of key executive and accounting personnel.


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PART IV - OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification

          R. L. Hassell, President                  (214) 754-6620
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             (Name)                         (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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Pursuant to the requirements of the Securities Exchange Act of 1934, Precept
Business Services, Inc. duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PRECEPT BUSINESS SERVICES, INC.



Date  September 29, 2000                By /s/ R. L. Hassell, President
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                                             R. L. Hassell, President













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                          PART IV - OTHER INFORMATION (3)

During the quarter ended March 31, 2000, the Company's Board of Directors approved a plan to sell the Transportation Services Division and will account for the division results as discontinued operations and will accrue a resulting significant loss. As a result of the Company's failure to comply with loan agreement covenants and failure to make an interest payment due October 2, 2000, the Company is in default under its bank loan agreement. A reasonable estimate of results cannot be made at this time because the Company has not completed its audit for the fiscal year ended June 30, 2000 due to turnover of key executive and accounting personnel.

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